UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Amendment No. 2

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

ICX TECHNOLOGIES, INC.

(Name of Subject Company (Issuer))

INDICATOR MERGER SUB, INC.

(Offeror)

A Wholly-Owned Subsidiary of

FLIR SYSTEMS, INC.

(Names of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

043176106

(CUSIP Number of Class of Securities)

William W. Davis

Senior Vice President, General Counsel and Secretary

FLIR Systems, Inc.

27700 SW Parkway Avenue

Wilsonville, Oregon 97070

(503) 498-3547

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Larry A. Barden

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$278,527,110.40	$19,858.98

(1)	Estimated for purposes of calculating the amount of the filing fee only. The calculation is determined by multiplying 36,891,008 shares of common stock, par value $0.001 per share, of ICx Technologies, Inc. (the “Company”), consisting of (i) 34,987,461 shares of common stock of the Company outstanding as of September 1, 2010, (ii) 1,776,297 shares of common stock of the Company potentially issuable upon the exercise of outstanding, vested, in-the-money stock options as of September 1, 2010 and (iii) 127,250 shares of common stock of the Company potentially issuable upon the exercise of outstanding warrants to purchase common stock of the Company as of September 1, 2010, by the offer price of $7.55 per share.
(2)	The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #4 for fiscal year 2010, issued December 17, 2009, by multiplying the transaction value by 0.0000713.
☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$19,858.98
Form or Registration No.:	Schedule TO
Filing Party:	FLIR Systems, Inc. and Indicator Merger Sub, Inc.
Date Filed:	September 3, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) is filed by (i) Indicator Merger Sub, Inc., a Delaware corporation (the “Purchaser”), which is a wholly owned subsidiary of FLIR Systems, Inc., an Oregon corporation (“Parent”), and (ii) Parent. This Amendment amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 3, 2010 (together with any amendments and supplements thereto, the “Schedule TO”) and relates to the offer by the Purchaser to purchase all of the outstanding shares of common stock of ICx Technologies, Inc., a Delaware corporation (the “Company”), par value $0.001 per share (the “Shares”), at a purchase price of $7.55 per Share in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 3, 2010 (together with any amendments and supplements thereto, the “Offer to Purchase”) and in the related Letter of Transmittal.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

(1) The Offer to Purchase is hereby amended by deleting “Certain U.S. Federal Income Tax Consequences” and replacing it with “Material U.S. Federal Income Tax Consequences” in the following locations: (a) Item 5. of the Table of Contents of the Offer to Purchase, (b) in the Summary Term Sheet on page 5 of the Offer to Purchase, in each of the third and fourth sentences of the paragraph under the heading “What are the U.S. federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?” and (c) in the heading on page 14 of the Offer to Purchase captioned “Certain U.S. Federal Income Tax Consequences.”

(2) The Offer to Purchase is hereby amended by adding “(as supplemented by the MOU as described in Section 12—“Purpose of the Offer; Plans for the Company.”)” in the following locations in the Summary Term Sheet: (a) after “(the “DGCL”)” under the heading “Will the Offer be followed by a Merger if all of the Shares are not tendered in the Offer?” on pages 4-5 and (b) after “DGCL” in each of the first and second paragraphs under the heading “If I decide not to tender, how will the Offer affect my Shares?” on page 5.

(3) Section 1 (“Terms of the Offer.”) of the Offer to Purchase is hereby amended by deleting the first sentence of the first paragraph on page 9 of the Offer to Purchase and replacing it with the following:

“Any extension of the Offer will be followed promptly by a public announcement.”

(4) Section 1 (“Terms of the Offer.”) of the Offer to Purchase is hereby amended by deleting the last sentence of the first paragraph on page 9 of the Offer to Purchase and replacing it with the following:

“All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser. However, holders of Shares may challenge any such determinations in a court of competent jurisdiction.”

(5) Section 1 (“Terms of the Offer.”) of the Offer to Purchase is hereby amended by deleting the second sentence of the third paragraph on page 9 of the Offer to Purchase and replacing it with the following:

“Any extension, delay, termination, waiver or amendment of the Offer will be followed promptly by a public announcement to the extent required under Rules 14d-3(b)(1) and 14d-4(d)(1).”

(6) Section 3 (“Procedures for Accepting the Offer and Tendering Shares.”) of the Offer to Purchase is hereby amended by deleting the paragraph following the subsection captioned “Determination of Validity.” on page 13 of the Offer to Purchase and replacing it with the following:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser. However, holders of Shares may challenge any such determinations in a court of competent jurisdiction. The Purchaser reserves the right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of the Purchaser, be unlawful. The Purchaser also reserves the right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of the Purchaser or until otherwise resolved by the final, non-appealable ruling of a court of competent jurisdiction. None of the Purchaser, Parent, the Company, the Depositary, Phoenix Advisory Partners, LLC (the “Information Agent”), J.P. Morgan Securities LLC (the “Dealer Manager”) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.”

(7) Section 4 (“Withdrawal Rights.”) of the Offer to Purchase is hereby amended by deleting the third full paragraph on page 14 of the Offer to Purchase and replacing it with the following:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by the Purchaser. However, holders of Shares may challenge any such determinations in a court of competent jurisdiction. None of the Purchaser, Parent, the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.”

(8) Section 5 (“Certain U.S. Federal Income Tax Consequences.”) of the Offer to Purchase is hereby amended by deleting the first two sentences of the first paragraph under the heading “Certain U.S. Federal Income Tax Consequences.” on page 14 of the Offer to Purchase and replacing them with the following:

“The following is a general summary of the material U.S. federal income tax consequences of the Offer and the Merger to stockholders of the Company whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This summary addresses only material U.S. federal income tax consequences and does not purport to address all U.S. federal income tax consequences that may be relevant to a particular stockholder.”

(9) Section 5 (“Certain U.S. Federal Income Tax Consequences.”) of the Offer to Purchase is hereby amended by deleting the first sentence of the second paragraph under the heading “Certain U.S. Federal Income Tax Consequences.” on page 14 of the Offer to Purchase and replacing it with the following:

“This summary does not address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws.”

(10) Section 9 (“Source and Amount of Funds.”) of the Offer to Purchase is hereby amended by deleting the last two sentences of the first paragraph under the heading “Source and Amount of Funds.” on page 18 of the Offer to Purchase and replacing them with the following:

“Parent has, and expects to have at the applicable time, the necessary funds from its available cash on hand. Parent also has approximately $287 million of unused committed bank credit facilities that would be available to finance the Offer and the Merger, although Parent does not expect that it will borrow from such facilities to finance any portion of the Offer or the Merger. Neither Parent nor the Purchaser has any other alternative financing arrangements or alternative financing plans with respect to the Offer or the transactions contemplated by the Merger Agreement.”

(11) Section 11 (“The Transaction Agreements.”) of the Offer to Purchase is hereby amended by deleting the first paragraph under the heading “The Transaction Agreements.” on page 21 of the Offer to Purchase and replacing it with the following:

“The following are summaries of the material provisions of the Merger Agreement, the Tender and Support Agreement, the Warrant Cancellation Agreement and the Termination of Services Agreement (in each case, as defined below). The following descriptions are qualified in their entirety by reference to the Merger Agreement, the Tender and Support Agreement, the Warrant Cancellation Agreement and the Termination of Services Agreement, each of which has each been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8 — “Certain Information Concerning the Purchaser and Parent.” above. Holders of Shares are encouraged to read the full text of the Merger Agreement, the Tender and Support Agreement, the Warrant Cancellation Agreement and the Termination of Services Agreement.”

(12) The subsection captioned “Representations and Warranties.” of Section 11 (“The Transaction Agreements.”) of the Offer to Purchase is hereby amended by deleting the first full paragraph on page 25 of the Offer to Purchase and replacing it with the following:

“The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of such agreement and as of a specific date, are subject to limitations agreed upon by the contracting parties, including being qualified by disclosure schedules made for the purposes of allocating contractual risk between and among the parties thereto instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties and covenants, and the descriptions thereof contained herein, may not reflect the actual state of facts or condition of the Company, Parent or the Purchaser or any of their respective subsidiaries or affiliates.”

(12) The subsection captioned “Appraisal Rights.” of Section 12 (“Purpose of the Offer; Plans for the Company.”) of the Offer to Purchase is hereby amended by deleting the second sentence of the first paragraph in such subsection and replacing it with the following:

“However, if the Merger (including the Short-Form Merger) is consummated, a stockholder of the Company who has not tendered his or her Shares in the Offer will have certain rights under the provisions of Section 262 of the DGCL (as supplemented by the MOU as described below), including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares.”

(13) The subsection captioned “Appraisal Rights.” of Section 12 (“Purpose of the Offer; Plans for the Company.”) of the Offer to Purchase is hereby amended by deleting the third paragraph in such subsection and replacing it with the following:

“The foregoing is a summary of the material rights of stockholders seeking appraisal rights under the DGCL and the MOU and does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL. This summary is qualified in its entirety by reference to Section 262 of the DGCL (as supplemented by the MOU as described in Section 12 — “Purpose of the Offer; Plans for the Company.”). The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL (as supplemented by the MOU as described in Section 12 — “Purpose of the Offer; Plans for the Company.”), and stockholders are encouraged to refer to the full text of Section 262 of the DGCL and the MOU. If a stockholder withdraws or loses his, her or its right to appraisal, such holder will only be entitled to receive the price per Share to be paid in the Merger, in cash without interest.”

(14) The subsection captioned “Appraisal Rights.” of Section 12 (“Purpose of the Offer; Plans for the Company.”) of the Offer to Purchase is hereby amended by adding after the first paragraph in such subsection the following paragraph:

“Pursuant to the memorandum of understanding (the “MOU”) entered into on September 17, 2010 by the Company, the individual members of the Company Board, Parent, the Purchaser, Wexford and the other parties to the McGowan Action (as defined in Section 17 — “Legal Proceedings.”), the Company and the Purchaser have agreed to extend the time within which a stockholder of the Company may seek appraisal of that stockholder’s Shares by 15 days. Accordingly, a stockholder of the Company may seek appraisal of that stockholder’s Shares within 35 days after the later of the effective time of the Merger or the mailing of the notice of appraisal rights by the Surviving Corporation.”

(15) Section 15 (“Certain Conditions of the Offer.”) of the Offer to Purchase is hereby amended by deleting the first full paragraph on page 40 of the Offer to Purchase and replacing it with the following:

         “The foregoing conditions (i) are in addition to, and not in limitation of, the rights of Parent and the Purchaser to extend and/or modify the Offer as described in this Offer to Purchase, and (ii) except as described in this Offer to Purchase, may be waived by Parent and the Purchaser, in whole or in part, at any time and from time to time, in their reasonable discretion. See Section 11 — “The Transaction Agreements.” Neither Parent nor the Purchaser may abandon or terminate the Offer for any reason other than the failure of one or more of the conditions described in this Offer to Purchase. Any such termination, as well as any waiver by Parent or the Purchaser of a material condition to the Offer, will be disclosed to holders of Shares promptly through a public announcement in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act.”

(16) The subsection captioned “Delaware Litigation” of Section 17 (“Legal Proceedings.”) of the Offer to Purchase is hereby amended by deleting the last paragraph of such subsection and replacing it with the following two paragraphs:

“On September 8, 2010, the Court of Chancery of the State of Delaware entered an Order for Consolidation and Appointment of Lead Counsel with respect to the Sloan Complaint, the Dobbs Complaint and the Reust Complaint. The files of the actions (the “Consolidated Action”) thereby consolidated shall be maintained in one file under C.A. No. 5769-VCL and under the caption In re ICx Technologies, Inc. Shareholder Litigation.

The Court of Chancery of the State of Delaware scheduled a hearing for September 17, 2010, regarding the Motion for Expedited Proceedings filed by the plaintiff in the Consolidated Action on September 15, 2010. On September 16, 2010, counsel for the plaintiff informed the court that it would withdraw its Motion for Expedited Proceedings as the parties worked toward settlement. Nevertheless, the court informed the parties that the hearing would proceed as scheduled. At that hearing, the court informed the parties that it did not believe that plaintiff’s claims warranted expedited proceedings and, in fact, believed that plaintiff’s proposed amended complaint did not present a colorable claim. The court left open to the parties how to proceed going forward in light of the court’s direction.”

(17) The subsection captioned “Other Litigation” of Section 17 (“Legal Proceedings.”) of the Offer to Purchase is hereby amended by deleting the first sentence of the first paragraph of such subsection and replacing it with the following:

“On August 23, 2010, a putative stockholder class action (the “Jackrel Action”) complaint was filed against the Company and the individual members of the Company Board in the United States District Court for the Eastern District of Virginia (the “Jackrel Complaint”).

(18) The subsection captioned “Other Litigation” of Section 17 (“Legal Proceedings.”) of the Offer to Purchase is hereby amended by adding the following after the first paragraph:

“Late in the day on Thursday, September 16, 2010, plaintiff in the Jackrel Action filed a Motion for Expedited Discovery asserting that plaintiff intended to move for a preliminary injunction based upon, among other things, plaintiff’s claim that the price being offered by the Purchaser and accepted by the Company Board is “unfair.” As of the date of Amendment No. 2 to this Offer to Purchase, no motion for a preliminary injunction has been filed. The Company and the Company Board believe plaintiff’s arguments are without merit and intend to oppose the Motion for Expedited Discovery at a hearing currently scheduled for Friday, September 24, 2010.”

(19) The subsection captioned “Other Litigation” of Section 17 (“Legal Proceedings.”) of the Offer to Purchase is hereby amended by adding the following at the end thereof:

“While the Company, the individual members of the Company Board, Parent, the Purchaser and Wexford (collectively, the “Defendants”) believe that each of the aforementioned lawsuits is entirely without merit and that they have valid defenses to all claims, in an effort to minimize the burden and expense of litigating such lawsuits, on September 17, 2010, the Defendants entered into the MOU with the parties to the McGowan Complaint pursuant to which Defendants and such parties agreed to settle the lawsuit. The MOU resolves the allegations by the plaintiffs in the McGowan Complaint (collectively, the “Plaintiffs”) against the Defendants in relation to the Offer and the Merger and, if approved by the court, Defendants assert provides a release and settlement by the purported class of the Company’s stockholders in the McGowan Complaint of all pending claims and other actions against the Defendants and their affiliates and agents in relation to the Offer and the Merger. In exchange for such release and settlement, pursuant to the terms of the MOU, the parties agreed, after arm’s-length discussions among the parties and their counsel, that (a) the Company and the Purchaser would provide additional supplemental disclosures to this Offer to Purchase (such disclosures being set forth in Section (14) of Amendment No. 2 to this Offer to Purchase) and (b) the time within which a stockholder of the Company may seek appraisal of that stockholder’s Shares will be extended to 35 days after the later of the effective time of the Merger or the mailing of the notice of appraisal rights by the Surviving Corporation. In addition, Defendants acknowledge that Plaintiffs are entitled to petition the court for an award of attorney’s fees and expenses and the parties will attempt in good faith to reach agreement on the amount of such fees and expenses. The settlement is conditioned on further confirmatory discovery, definitive documentation, court approval, dismissal of the actions with prejudice and consummation of the Merger. In the event that any of such conditions are not satisfied, the Defendants will continue to vigorously defend these actions. A copy of the MOU is filed as Exhibit (a)(5)(J) hereto and incorporated herein by reference and should be read for the complete terms of the MOU.

On September 15, 2010, a putative stockholder class action complaint was filed against the Company and certain members of the Company Board in the United States District Court for the Eastern District of Virginia (the “Schiffer Complaint”). In the Schiffer Complaint, captioned Schiffer v. ICx Technologies, Inc., et al. C.A. No. 1:10CV1032, plaintiff alleges, among other things, that (i) the members of the Company Board breached their fiduciary duties by failing to engage in an adequate sale process, by agreeing to a transaction that undervalues the Company and by agreeing to preclusive deal protection provisions and (ii) the Company and the members of the Company Board caused the Schedule 14D-9 to be issued in violation of Section 14(e) of the Exchange Act because the Schedule 14D-9 allegedly contains false and misleading statements and omissions of material facts. Plaintiff seeks judicial action: (i) declaring that the action is properly maintainable as a class action, (ii) enjoining the members of the Company Board, and those acting in concert with them, from consummating the Offer and the Merger, unless and until the Company adopts and implements a fair transaction that does not irreparably harm the Company’s stockholders, (iii) rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, including the “no solicitation” provisions, the Top-Up Option, the termination fee, and the Tender and Support Agreement, (iv) awarding plaintiff and the class such damages as may be proved at trial including pre- and post-judgment interest, (v) awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees and (vi) granting such other and further relief as the court may deem just and proper. A copy of the Schiffer Complaint is filed as Exhibit (a)(5)(K) hereto and incorporated herein by reference and should be read for the complete terms of the Schiffer Complaint.”

(17) SCHEDULE I (“DIRECTORS AND EXECUTIVE OFFICERS OF THE PURCHASER AND PARENT”) on pages 46 though 50 of the Offer to Purchase is hereby amended as follows: (a) “General Crouch, 68” is deleted and replaced with “General Crouch, 69”, (b) “Mr. Wynne, 57” is deleted and replaced with “Mr. Wynne, 58”, (c) “Mr. Trunzo, 46” is deleted and replaced with “Mr. Trunzo, 47”, (d) “Mr. Davis, 53” is deleted and replaced with “Mr. Davis, 54” and (e) “Mr. Teich, 49” is deleted and replaced with “Mr. Teich, 50”.

Item	12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

“(a)(5)(J) Memorandum of Understanding, dated September 17, 2010.”

“(a)(5)(k) Complaint filed by Mark Schiffer, individually and on behalf of others similarly situated, on September 15, 2010, in the United States District Court for the Eastern District of Virginia.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 17, 2010	INDICATOR MERGER SUB, INC.

	By:	/s/ William W. Davis
		Name:	William W. Davis
		Title:	Secretary

Date: September 17, 2010	FLIR SYSTEMS, INC.

	By:	/s/ William W. Davis
		Name:	William W. Davis
		Title:	Senior Vice President, General
Counsel & Secretary